UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):
X	Form 10-K ___Form 20-F ___Form 11-K ___Form 10-Q ___ Form N-SAR ___Form N-CSR

FOR PERIOD ENDED: March 31, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

COGENCO INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

6400 Fiddler’s Green Circle, Suite 1840
Address of Principal Executive Office (Street and Number)

Greenwood Village, Colorado, 80111
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-
Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     During the quarter ended June 30, 2009 the Company (which has only one employee) has been involved in negotiations with third parties related to potential business opportunities and/or transactions and those negotiations have required a significant amount of management’s attention. The Company desires to fully and accurately disclose the status of these negotiations and/or transactions in its annual report and needs additional time to evaluate their status and prepare the proper disclosure.

PART IV - OTHER INFORMATION

      (1)    Name and telephone number of person to contact in regard to this notification:

Herrick K. Lidstone, Jr., Esq.	(303)	796-2626
(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X ] Yes [ ] No

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COGENCO INTERNATIONAL, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	By:	/s/ David W. Brenman
David W. Brenman, President

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1 TO FORM 12b-25 NOTIFICATION OF LATE FILING

We recognized a net loss of $(94,126) for the fiscal year ended March 31, 2009, as compared to the $(299,301) net loss recognized for the fiscal year ended March 31, 2008. Our loss in fiscal 2009 was significantly less than our loss in fiscal 2008 primarily because effective March 31, 2008 our president orally agreed to suspend any further accrual of the salary due to him until we are adequately financed. As a result in our 2009 fiscal year we did not incur any expense for our president’s salary whereas in fiscal 2008 we incurred an expense of $150,000.